U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA 91741

August 25, 2009

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
On behalf of Winslow Green Mutual Funds

Dear Mr. Minore:

This amendment is being filed in response to your July 23, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 349 to its registration statement.  PEA No. 349 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 26, 2009, and therefore is scheduled to automatically become effective 60 days after filing on August 25, 2009.

The purpose of PEA No. 349 was to reflect the material change of investment adviser to the Winslow Green Mutual Funds.  Brown Investment Advisory became the interim investment adviser to the Winslow Green Funds on March 31, 2009, and was approved as the investment adviser by shareholders at a meeting held July 27, 2009.  At the same meeting, shareholders also approved implementation of a Rule 12b-1 Distribution Plan.  Disclosure related to that plan was included in PEA No. 349.

Registrant is filing this PEA No. 355 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus Comments

1.
On page 2 under the Winslow Green Growth Fund’s Performance information, it states that “Prior to April 1, 2001, the Adviser managed a common trust fund…”.  Given the recent change in investment adviser, that paragraph should probably be revised to refer to the “previous investment adviser”.

The Trust agrees with the Staff’s observation and responds by making the suggested change.

2.
Please consider rewording both footnotes 4 on pages 4 and 8 to the Fees and Expenses tables for the Winslow Green Mutual Funds so that it is clear that reimbursements to the investment adviser are subject to Board review and approval.

The Trust responds by revising the footnotes:

Winslow Green Growth Fund
(4)
Effective March 31, 2009, the Adviser has contractually agreed to reduce its fees and/or pay the Fund’s expenses (excluding interest, taxes, Acquired Fund Fees and Expenses and extraordinary expenses) in order to limit the Fund’s Net Expenses to 1.45% and 1.20% for the Investor Shares and Institutional Shares, respectively, of each Class’s ~~the Fund’s~~ average net assets (the “Expense Cap”).  The Expense Cap will remain in effect at least through April 30, 2011, the two-year period shown in the Example below, and may continue for an indefinite period thereafter as determined by the Trust’s Board of Trustees (the “Board”).  The Adviser is permitted to be reimbursed for fee reductions and/or expense payments made on behalf of the Fund in the prior three fiscal years~~going forward over a rolling three year period~~.  Any such reimbursement is subject to the Board’s review and approval. A reimbursement may be requested by the Adviser if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account any reimbursement) does not exceed the Expense Cap.  For more information on the Expense Cap and the Adviser’s right to any reimbursement, please see “Management of the Funds – Fund Expenses” in this Prospectus.

Winslow Green Solutions Fund
(4)
Effective March 31, 2009, the Adviser has contractually agreed to reduce its fees and/or pay the Fund’s expenses (excluding interest, taxes, Acquired Fund Fees and Expenses and extraordinary expenses) in order to limit Net Expenses to 1.25% and 1.00% for the Investor Shares and Institutional Shares, respectively, of each Class’s ~~the Fund’s~~ average net assets (the “Expense Cap”).  The Expense Cap will remain in effect at least through April 30, 2011, the two-year period shown in the Example below, and may continue for an indefinite period thereafter as determined by the Board.  The Adviser is permitted to be reimbursed for fee reductions and/or expense payments made on behalf of the Fund in the prior three fiscal years~~going forward over a rolling three year period~~.  Any such reimbursement is subject to the Board’s review and approval. A reimbursement may be requested by the Adviser if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account any reimbursement) does not exceed the Expense Cap.  For more information on the Expense Cap and the Adviser’s right to any reimbursement, please see “Management of the Funds – Fund Expenses” in this Prospectus.

3.
On page 21 of the Prospectus under the sub-heading “Rule 12b-1 Plan,” please clarify in the last paragraph the actual end date of the two-year period referenced (i.e., April 30, 2011).  Furthermore, please specify that there is no assurance that the expense cap will remain in place beyond the two-year period.

The Trust responds by making the changes as suggested.

SAI Comments

4.
On page 14 of the SAI, under the discussion of Reverse Repurchase Agreements, please clearly indicate that such securities are considered a form of borrowing and are therefore subject to the 1940 Act limitation of up to one-third of the Fund’s assets as permitted to be subject to borrowing.

The Trust responds by adding the clarifying sentence as requested.

5.	Please consider adding an anti-leveraging policy of up to 5%. In the alternative, please add the risks of leveraging into the Funds’ prospectus.

The Trust responds by noting that the Funds’ anti-leveraging policy is already disclosed on page 20 of the SAI under “Investment Restrictions” and reads as follows:

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits a Fund to borrow money in amounts of up to one-third of a Fund’s total assets from banks for any purpose, and to borrow up to 5% of a Fund’s total assets from banks or other lenders for temporary purposes.  To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a Fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a Fund’s shares to be more volatile than if a Fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of a Fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, a Fund may have to sell securities at a time and at a price that is unfavorable to the Fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a Fund’s net investment income in any given period.  Currently, neither Fund contemplates borrowing money for leverage, but if a Fund does so, it will not likely do so to a substantial degree.  The policy in (1) above will be interpreted to permit a Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

Part C

6.	If seeking acceleration of effectiveness, please be sure to file all outstanding exhibits pursuant to Rule 485(a) under the 1933 Act as soon as possible. Exhibits include:
•  Auditor’s Consent
•  Investment Advisory Agreement
•  Operating Expense Limitation Agreement
•  Rule 12b-1 Plan
•  Rule 18f-3 Plan
•  Code of Ethics for the Investment Adviser

The Trust responds by filing all required exhibits.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP